FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
S.E.C. FILING of FORM F-3 RELATING TO
PRIVATE PLACEMENT of COMMON STOCK
ANNOUNCED on AUGUST 9, 2007

Vancouver, Canada, September 25, 2007 - Leading Brands, Inc. (the “Company”) (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, today announced that it has filed a registration statement on Form F-3 with the U.S. Securities and Exchange Commission for a proposed registered offering by certain selling shareholders of 5,117,002 common shares, no par value, of the Company. This is in connection with the private placement announced on August 9, 2007.

The 5,117,002 common shares proposed to be registered include 1,650,001 common shares issuable upon exercise of warrants issued to certain institutional investors on August 9, 2007, in the previously announced private placement, and 167,000 common shares issuable upon exercise of warrants issued to Merriman Curhan Ford & Co., a publicly held securities broker-dealer and investment bank, on September 20, 2007, for their services acting as the placement agent for the August 2007 private placement.

Jonathan Merriman, a director of the Company, is the Chairman and CEO of, and beneficially owns 13.3% of the voting securities of, Merriman Curhan Ford & Co.

The warrants issued to Merriman Curhan Ford & Co are for the future purchase of up to 167,000 common shares, exercisable at USD $3.95 per share.

The registration statement, including all exhibits, and any materials the Company filed with the U.S. Securities and Exchange Commission, are available for viewing at www.sec.gov.

The registration statement relating to these securities, which was filed with the Securities and Exchange Commission on September 24, 2007, has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy shares of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, Infinite Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com